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                           January 27, 2021

       Laurence Reid, Ph.D.
       President and Chief Executive Officer
       Decibel Therapeutics, Inc.
       1325 Boylston Street, Suite 500
       Boston, MA 02215

                                                        Re: Decibel
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
12, 2021
                                                            CIK No. 0001656536

       Dear Dr. Reid:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 12, 2021

       Collaboration with Regeneron, page 4

   1. We note your revised disclosure in response to prior comment 3. Please expand your disclosure on page 4 to
clarify that DB-ATO program was initially developed in
                                                        collaboration with
Regeneron and that you have agreed to pay to Regeneron a royalty calculated as a low-to
mid-single digit percentage of net sales of DB-ATO.
 Laurence Reid, Ph.D.
FirstName  LastNameLaurence   Reid, Ph.D.
Decibel Therapeutics, Inc.
Comapany
January 27,NameDecibel
            2021         Therapeutics, Inc.
January
Page 2 27, 2021 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Stuart Falber, Esq.